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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 27)*


                          CASEY'S GENERAL STORES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                     147528
                                 (CUSIP Number)


                               Donald F. Lamberti
                          Casey's General Stores, Inc.
                    One Convenience Blvd., Ankeny, Iowa 50021
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 17, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
____.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No.  147528                     13D


1.       Name of Reporting Persons
         -------------------------
                  I.R.S. Identification Nos. of above persons (entities only)
                  -----------------------------------------------------------

                  Donald F. Lamberti


2.       Check the appropriate box if a member of a group
         ------------------------------------------------

                  (a)      ________________________
                  (b)      ________________________

3.       SEC Use Only      ___________________

4.       Source of Funds
         ---------------

                  N/A

5.       Check if disclosure of legal proceedings is required
         ----------------------------------------------------
         pursuant to Items 2(d) or 2(e)
         ------------------------------

                  N/A

6.       Citizenship or Place of Organization
         ------------------------------------

                  U.S.A.

7.       Sole Voting Power
         -----------------

                  4,101,726 shares

8.       Shared Voting Power
         -------------------

                  N/A

9.       Sole Dispositive Power
         ----------------------

                  4,101,726 shares

10.      Shared Dispositive Power
         ------------------------

                  N/A

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

                  4,101,726 shares

12.      Check if the aggregate amount in Row (11) excludes
         --------------------------------------------------
         certain shares
         --------------

13.      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

                  8.27%

14.      Type of Reporting Person
         ------------------------

                  IN

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         ITEM 1.  SECURITY AND ISSUER.

         The securities to which this statement relates is the Common Stock, no par value, of Casey's General Stores, Inc. (the "Company"), having its principal executive offices at One Convenience Boulevard, Ankeny, Iowa 50021. The Company operates convenience stores, including the sale of gasoline, in Iowa and eight other Midwestern states.

         ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by an individual, Donald F. Lamberti, whose business address is One Convenience Boulevard, Ankeny, Iowa 50021. Mr. Lamberti currently is the Chairman of the Executive Committee of the Company. In his position as Chairman of the Executive Committee, Mr. Lamberti has and expects to continue having a significant role in shaping the goals, policies and strategies of the Company.

         Mr. Lamberti has not, during the last five (5) years, been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Lamberti has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and states securities laws or finding any violation with respect to such laws.

         Mr. Lamberti is a citizen of the United States of America.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Lamberti co-founded the Company and owned 300 shares of its Common Stock following its incorporation in 1967. In 1982, Mr. Lamberti purchased an additional 40 shares of Common Stock following the resignation and retirement of two (2) other officers, directors and shareholders. In August 1983, immediately prior to its initial public offering, the Company's Common Stock underwent a 2900-to-1 split which increased Mr. Lamberti's direct ownership from 340 shares to 986,000 shares.

         In the years following the initial public offering of shares of Common Stock, Mr. Lamberti has acquired additional shares of Common Stock as a result of the stock splits declared in 1985, 1986, 1994 and 1998, the exercise of stock options in 1987 and the conversion of the Company's Convertible Subordinated Debentures in 1994. Mr. Lamberti also has disposed of a number of shares of Common Stock during this period,

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primarily through gifts, open market sales made under Rule 144 and in private exchange transactions. As of the date hereof, Mr. Lamberti is the direct owner of 4,061,726 shares of Common Stock, and has the right to acquire an additional 40,000 shares through the exercise of stock options. Included within Mr. Lamberti's direct ownership are 1,137,479 shares of Common Stock being distributed to him as an in-service distribution of his accrued benefit in the Sixth Restated and Amended Casey's General Stores, Inc. Employees' Stock Ownership Plan and Trust (the "Employees' Plan"), as described in Item 4 below.

         ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Lamberti acquired the direct ownership of the shares of Common Stock described in Item 3 hereof for investment purposes, or by virtue of his participation in the Employee's Plan, or as a result of stock splits declared on the shares so acquired. In addition, Mr. Lamberti acquired and continues to hold such shares for the purpose of influencing the control of the Company.

         In accordance with his recent request to the Trustee of the Employee's Plan, Mr. Lamberti expects to receive, on or before January 9, 2002, an in-service distribution of his accrued benefit to date in the Employee's Plan, equal in amount to 1,137,479 shares of Common Stock. In anticipation of this lump-sum distribution, Mr. Lamberti entered into a trading plan with Goldman, Sachs & Co. on December 17, 2001, in accordance with SEC Rule 10b5-1 and Company policy, under which he will sell an aggregate of 451,500 shares of Common Stock at the rate of 3,500 shares per day, commencing January 9, 2002 and continuing through July 15, 2002, subject to a trading limit price. As part of a long-term goal to continue with the diversification of his assets and investments, Mr. Lamberti expects to sell additional shares of Common Stock from time to time in the future, assuming acceptable sales prices can be realized at the time. Mr. Lamberti currently expects that such sales would be made under the terms of similar trading plans entered into under SEC Rule 15b5-1 or through open market sales made under Rule 144. Mr. Lamberti also expects to make additional gifts of shares of Common Stock as charitable contributions from time to time in the future, consistent with his past practice. Mr. Lamberti does not expect to acquire any additional shares of Common Stock in the future, although he remains eligible to receive option grants under the 2000 Stock Option Plan of the Company.

         Other than as set forth herein, Mr. Lamberti currently has no other plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or

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               the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

          (c)  A sale or transfer of a material amount of assets of the Company;

          (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          The aggregate number of shares of Common Stock beneficially owned by Mr. Lamberti at the date hereof is 4,101,726 shares or approximately 8.27% of the 49,589,862 shares of Common Stock currently outstanding. Following the sales contemplated under his December 17, 2001 trading plan, Mr. Lamberti expects to own 3,650,226 shares of Common Stock, or approximately 7.36% of the 49,589,862 shares of Common Stock currently outstanding.

          Mr. Lamberti has sole power to vote and to dispose of the 4,061,726 shares of Common Stock owned directly by him. The remaining 40,000 shares of Common Stock

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included within Mr. Lamberti's beneficial ownership represent unexercised options to purchase such shares awarded to him under the 2000 Stock Option Plan.

     Other than as set forth herein, Mr. Lamberti has not participated in or effected any transactions in the Company's Common Stock in the past sixty days.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 4 hereof, Mr. Lamberti has entered into a trading plan relating to contemplating the sale by him of 451,500 shares of Common Stock during an approximately six-month period commencing January 9, 2002.

     Mr. Lamberti is a participant in a voting trust established December
20, 1982 that will become effective upon the date of death of himself or Ronald
M. Lamb, currently Chief Executive Officer and a Director of the Company. Under the voting trust agreement, the stockholders have agreed to deposit all of the shares of Common Stock of the Company beneficially owned by them ("Voting Shares") with the survivors of Messrs. Lamberti and Lamb and their successors as voting trustee. Upon the effectiveness of the voting trust, the voting trustee generally will be entitled to vote the Voting Shares in their discretion in accordance with the determination of the voting trustee. However, in order to approve certain extraordinary corporate actions, such as the merger of the Company into any other company, the voting trustee will be required to obtain the prior affirmative vote of the holders and voting trust certificates representing at least two-thirds of the Voting Shares.

     Unless earlier terminated by the vote of all of the voting trustees or of holders of voting trust certificates representing at least three-quarters of the Voting Shares, the agreement will terminate upon the expiration of three years after the effective date of the voting trust.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.   Description
          -----------   -----------
               9.       Voting Trust Agreement* and Amendment thereto**


               10.4(a) Sixth Amended and Restated Casey's General Stores, Inc. Employees' Stock Ownership Plan

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                             and Trust Agreement***

--------------------

* Incorporated by reference from the Company's Registration Statement on Form S-1 (2-82651) filed August 31, 1983.

** Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1988 (0-12788).

*** Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1995 (0-12788).

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            By: /s/ Donald F. Lamberti
                                                ----------------------
                                                Donald F. Lamberti

Date:  January 3, 2002